SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended   31 December, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1 - Transaction in Own Shares released on 01 December 2009

EXHIBIT 1.2 - Transaction in Own Shares released on 08 December 2009

EXHIBIT 1.3 - Director/PDMR Shareholding released on 10 December 2009

EXHIBIT 1.4 - Transaction in Own Shares released on 11 December 2009

EXHIBIT 1.5- Director/PDMR Shareholding released on 14 December 2009

EXHIBIT 1.6 - Transaction in Own Shares released on 15 December 2009

EXHIBIT 1.7 - Transaction in Own Shares released on 16 December 2009

EXHIBIT 1.8 - Director/PDMR Shareholding released on 16 December 2009

EXHIBIT 1.9 - Director/PDMR Shareholding released on 17 December 2009

EXHIBIT 2.0 - Director/PDMR Shareholding released on 17 December 2009

EXHIBIT 2.1 - Director/PDMR Shareholdingreleased on 18 December 2009

EXHIBIT 2.2 - Transaction in Own Shares released on 22 December 2009

EXHIBIT 2.3 - Director/PDMR Shareholding released on 22 December 2009

EXHIBIT 2.4 - Director/PDMR Shareholding released on 23 December 2009

EXHIBIT 2.5 - Transaction in Own Shares released on 29 December 2009

EXHIBIT 2.6 - Transaction in Own Shares released on 30 December 2009

EXHIBIT 2.7 -  Total Voting Rights released on 31 December 2009

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

1 December
 2009

BP p.l.c. announces that on
30

November
 2009
 it transferred to participants in its employee share schemes
22,798

ordinary shares at prices between

386
.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,871,131,457
ordinary shares in Treasury, and has
 18,757,207,539
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

8
December
 2009

BP p.l.c. announces that on
7 Dece
mber
 2009
 it transferred to participants in its employee share schemes
11,937

ordinary shares at prices between

386
.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,871,108,179

ordinary shares in Treasury, and has

18,757,371,277
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-

10
December
 2009

BP p.l.c. was advised on 1
0
December
 2009 by Computershare Plan Managers that on 1
0
December
 2009 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.
764
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

59
 shares
Mr I.C. Conn

59
 shares

Other
Persons Discharging Managerial Responsibilities

Mr R. Bondy

56
 shares
Mr S. Westwell
         56
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

11

December
 2009

BP p.l.c. announces that on
10
 December
2009
 it transferred to participants in its employee share schemes
579,552
ordinary shares at prices
between
386
.00
 pence
 and
595.2
0

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,870,528,627
ordinary shares in Treasury, and has
 18,758,039,263
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-

14
December
 2009

BP p.l.c. was
 advised by
Equiniti

on 1
4 December
 2009
 that
Mrs C.F. S. Conn, a connected person of
Mr

I.
 C. Conn, a
  Director of BP p.l.c.
,
 received 437
 BP Ordinary shares
(ISIN number GB0007980591) on
7 December
 2009
 @ £
5.
880317

per share,
through the BP Dividend Reinvestment Plan
.

This notice is given in fulfilment of the obligations under D
T
R3.1.4 (1)(a)R.

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

1
5

December
 2009

BP p.l.c. announces that on  14 December
2009
 it transferred to participants in its employee share schemes
20,054

ordinary shares at prices
between
386
.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,870,508,573
ordinary shares in Treasury, and has

18,758,134,917
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.      Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

1
6

December
 2009

BP p.l.c. announces that on 15 December
2009
 it transferred to participants in its employee share schemes
497,330

ordinary shares at
a price
 of

576.4
0

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,870,011,243
ordinary shares in Treasury, and has
 18,758,632,247
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-

16
December
 2009

We were advised on
15 December
 2009
 by
Wells Fargo Shareowner Services
 that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN No.
US0556221044)
shown opposite their names below on
7
 December
2009
 @ $
58.3299

per ADS under the Company's
US
 dividend reinvestment plan:-

Mr. E.B. Davis, Jr
    117.250
ADSs

                         (equivalent to approximately 704
Ordinary shares)

Mr. I.C. Conn

       111.962
ADSs

                         (equivalent to approximately
672
 Ordinary Shares)

This notice is given in fulfilment of the obligations under D
T
R3.1.4 (1)(a)R.

EXHIBIT 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-

17
December
 2009
BP p.l.c. was

advised on
1
6 December
 200
9
 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in
BP p.l.c
.)

received the numbers of BP ordinary shares
(ISIN number GB0007980591)
and at the prices shown
opposite their names on
7 December
 2009
, as a result of reinvestment of dividends on shares held through the BP Sharematch UK
,

BP
Sharematch UK (Overseas)
and BP Global Sharematch
 Plans
:-
Directors

Name

    No. Shares
    Price

Dr A.

B. Hayward

30

shares
          £
5.
876
 per share
Mr I. C. Conn

30
 shares
    £
5.
876

per share
Mr A
.
G
.
 Inglis

      83

shares
          £
5.
876

per share

Other Persons Discharging Managerial Responsibility

Name

              No. Shares
     Price

Mr R. Bondy

       16
 shares
         £
5.
876

per share
Mr S
.
 Westwell

       21
 shares
         £
5.
876

per share
Mr S
.
 Westwell

8
 shares
           £
5.
880317

per share

This notice is given in fulfilment of the obligation under D
T
R3.1.
4(1)(a)
R.

EXHIBIT 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-

17
December
 2009

BP p.l.c was advised on 16 December
2009 by Fidelity Stock Plan Services that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs shown opposite their names on
7 December
 2009 at US$
5
8
.1
7
 per ADS as a result of the reinvestment of dividends on shares held by them under the BP Deferred Annual Bonus Plan:-

Ms S
.
 Bott

          5
23.826
 ADSs (equivalent to approximately 3
143
ordinary shares)
Mr H. L. McKay

409.139
 ADSs (equivalent to approximately 2,
455
ordinary shares

The following numbers of ADSs were further received following the reinvestment of dividends on shares held under the BP Executive Performance plan:-

Ms S
.
 Bott

        111.782
ADSs (equivalent to approximately
671
ordinary shares)
Mr H. L. McKay
      186
.303
 ADSs (equivalent to approximately 1,118
ordinary shares

Ms S. Bott also received
498.48
 ADSs (equivalent to approximately
2991
 ordinary shares)
 at US$
58.17
 per ADS
 as a result of the reinvestment of dividends on shares held by her in the BP Restricted Share Plan.

This notice is given in fulfi
lment of the obligations under
D
T
R3.1.4 (1)(a)R.

EXHIBIT 2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-

18
December
 2009

BP p.l.c. was

notified
on 17 December
 200
9
,
 by

Dr
B.E. Grote
,
a
Director of BP p.l.c.
,
that on 1
6

December
 2009 he
exercised an option
to acquire
2
0,000

BP
 ADSs (ISIN number
US0556221044
)

pursu
ant to the Executive Directors I
ncentive Plan
at
$
37
.
76
 per
ADS, which were exercisable between 17 February 2004 and
17 February 2010.

Dr Grote
subsequently
disposed of the
2
0
,000
ADSs acquired on 1
6

Dec
ember 2009
at
a price of
$
57
.
2796
 per
ADS
.

This notice is given in fulfi
llment of the obligation under
D
T
R3.1.
4
R.

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

22

December
 2009

BP p.l.c. announces that on
21
 Dece
mber
 2009
 it transferred to participants in its employee share schemes
80,238

ordinary shares at prices
between
386
.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,869,825,061
ordinary shares in Treasury, and has
 18,758,953,501
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-22
December
 2009

BP p.l.c. was
 advised
on 22 December 2009
by
Mr A. Burgmans, a Director of BP p.l.c. that he
 received
156
 BP Ordinary shares
(ISIN number GB0007980591) on
14 September 2009
 @
£5.445810

per share,
through
reinvestment of
BP dividends
.

This notice is given in fulfilment of the obligations under D
T
R3.1.4 (1)(a)R.

EXHIBIT 2.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
-23
December
 2009

BP p.l.c. was advised on 23 December 2009 by Computershare Plan Managers that the following Directors and senior executives (all persons discharging managerial responsibility in BP p.l.c.) received the numbers of BP ordinary shares (ISIN number GB0007980591) opposite their names on 7 December 2009 @ £5.880317, as a result of reinvestment of dividends on shares held by them:-

Mr I. Conn Dr A. Hayward Mr A. Inglis Mr R. Bondy Mr S. Westwell	695 shares 1,428 shares 700 shares 1,207 shares 764 shares

BP p.l.c. was further informed that the following directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 7 December 2009 @ £5.909719 per share as a result of reinvestment of dividends on restricted share units held by them in the BP Deferred Annual Bonus Plan:-

Mr R. Bondy Mr S. Westwell	1,727 shares 1,864 shares

In addition, the following also received the numbers of BP Ordinary shares shown opposite their names on 7 December 2009 @ £5.909719 per share, as a result of the reinvestment of dividends on restricted share units held by them in the BP Executive Performance Plan:-

Mr R. Bondy Mr S. Westwell	670 shares 894 shares

Mr R. Bondy also received 2,047 Ordinary shares on 7 December 2009 @ £5.909719 per share, as a result of the reinvestment of dividends on restricted share units held through the BP Restricted Share Plan.

Mr I. Conn, received 537 ordinary shares on 7 December 2009 @ £5.909719 per share, as a result of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 29 December
2009

BP p.l.c. announces that on 24 December
2009
 it transferred to participants in its employee share schemes
17,010

ordinary shares at prices
between
386
.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,869,808,051
ordinary shares in Treasury, and has

18,759,052,525
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

30

December
 2009

BP p.l.c. announces that on 29 December
2009
 it transferred to participants in its employee share schemes
30,728
ordinary shares at prices
between
386
.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,869,777,323
ordinary shares in Treasury, and has

18,759,122,475
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Total Voting Rights
BP p.l.c.
-  31
December
 2009
BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London 31 December
 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

- The
issued share capital of BP p.l.c. comprised 18,758,892,463
 ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is 18,763,974,963
. This figure excludes (i) 1,869,905,299
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 January, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary